Li3 ENERGY, INC.

Marchant Pereira 150 Of. 803

Providencia, Santiago de Chile

Chile

January 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Li3 Energy Inc, Inc.
Registration Statement on Form S-1 (File No. 333-185714) (the “Registration Statement”)

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for Li3 Energy, Inc., File No. 333-185714, to 11:00 A.M. on Thursday, January 24, 2013 or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Li3 ENERGY, INC.

By: /s/ Luis Saenz
Name: Luis Saenz Title: President and Chief Executive Officer